UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Novelion Therapeutics Inc.
Full Name of Registrant

Former Name if Applicable

c/o Norton Rose Fulbright, 1800-510 West Georgia Street
Address of Principal Executive Office (Street and Number)

Vancouver, BC V6B 0M3 Canada
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Novelion Therapeutics Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (the “Form 10-Q”) in a timely manner and the Company will not be able to file the Form 10-Q within the five-day extension permitted by the rules of the United States Securities and Exchange Commission (the “SEC”). As reported in the Company’s Current Report on Form 8-K filed with the SEC on May 21, 2019, Aegerion Pharmaceuticals, Inc. and Aegerion Pharmaceuticals Holdings, Inc. (together, “Aegerion”), each a subsidiary of the Company, filed voluntary petitions under chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York on May 20, 2019. As a result of these bankruptcy proceedings, the Company has analyzed and evaluated the appropriate accounting treatment of its investment in Aegerion and has concluded that Aegerion’s financials should be deconsolidated from the Company’s financial statements, commencing with the Company’s interim financial statements for the quarter ended June 30, 2019. The Company is working diligently on these accounting matters; however, because of the significant work that will be required to effect such deconsolidation and the other demands associated with the bankruptcy proceedings, the Company will be unable to timely complete the preparation of the required financials and other information for its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael Price	877	764-3131
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is currently unable to complete its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 due to the accounting issues created by, and other demands associated with, Aegerion’s bankruptcy proceedings. See Part III above. While the Company anticipates that the bankruptcy will cause its results of operations to change significantly from the corresponding period in the previous fiscal year, the Company cannot estimate what significant changes will be reflected in its second quarter 2019 results of operations because appropriate information upon which to make such estimates is not available as of the time of this filing.

Note: The Company cautions that trading in the Company’s securities is highly speculative and poses substantial risks.   Trading prices for the Company’s securities may bear little or no relationship to the actual value realized, if any, by holders of the Company’s securities.  Accordingly, the Company urges extreme caution with respect to existing and future investments in its securities.

Further, this Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by the forward-looking statements. Therefore, the forward-looking statements in this Form 12b-25 should be considered in light of the risks and uncertainties that attend such statements, including, but not limited to, the likelihood that the British Columbia Securities Commission will issue a general “failure to file” cease trade order (a “CTO”) prohibiting the trading by any person of any securities of the Company, the possibility that Nasdaq will delist the Company’s securities, especially in light of the previously disclosed delisting notifications received by the Company and the Company’s inability to file its Quarterly Report on Form 10-Q in a timely manner, the possibility that there will be no market for trading the Company’s securities or that trading will be suspended, as well as those risks identified in the Company’s Current Report on Form 8-K filed on May 21, 2019 (which, in addition to identifying important risks, also includes important information about the bankruptcy proceedings and related matters), which is available on the SEC’s website at www.sec.gov. The Company anticipates that the CTO would take effect after the filing deadline for the Form 10-Q and would remain in place until the Form 10-Q is filed.  The Company does not expect the CTO to impact trades in the Company’s common stock between non-Canadian investors completed through Nasdaq (though Nasdaq and/or the SEC may independently impose a trading halt on or suspend trading in the Company’s securities). The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made, except as required by law.

Novelion Therapeutics Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 12, 2019	By	/s/ Michael Price
		Name:	Michael Price
		Title:	Executive Vice President & Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).